UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

SOLAR POWER INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

83490A100

(CUSIP Number)

Dr. Choi Chiu Fai Stanley

Head & Shoulders Global Investment Limited
(formerly Robust Elite Limited)

25 Floor, COSCO Tower, Queen’s Road

Central, Hong Kong

(852) 3103 8338

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 11, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 157131103

1.	Names of Reporting Persons.	Head & Shoulders Global Investment Limited
	I.R.S. Identification Nos. of above persons (entities only).	N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	British Virgin Islands
Number of Shares	7. Sole Voting Power	106,250,000
Beneficially by	8. Shared Voting Power	0
Owned by Each	9. Sole Dispositive Power	106,250,000
Reporting	10. Shared Dispositive Power	0
Person With
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	106,250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	17.69%(1)
14.	Type of Reporting Person (See Instructions)	CO

  (1)  Based on 600,770,944 shares outstanding as of March 4, 2015.

Item 1.	Security and Issuer.

This statement relates to shares of common stock, $0.0001 par value, of Solar Power Inc., a California corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 3400 Douglas Blvd., Suite 285, Roseville, CA 95661.

Item 2.	Identity and Background.

a.	The Reporting Person filing this statement is Head & Shoulders Global Investment Limited (formerly Robust Elite Limited).

b.	The business address of the Reporting Person is 25 Floor, COSCO Tower, Queen’s Road, Central, Hong Kong.

c.	The Reporting Person is a British Virgin Islands corporation.

d.	The Reporting Person, within the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.

The Reporting Person, during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

f.	The Reporting Person is incorporated under the laws of the British Virgin Islands.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person paid cash for the shares of common stock and convertible bond convertible into shares of common stock of the Issuer.

Item 4.	Purpose of the Transaction.

The Reporting Person originally entered into a purchase agreement to acquire $17,000,000 of shares of the Issuer’s common stock at $0.16 per share in a private placement. On June 3, 2014, the Reporting Person agreed to amend the purchase agreement to purchase an $11,000,000 convertible bond convertible in shares of the Issuer’s common stock at $0.16 per share based on certain events instead of common stock. Pursuant to the purchase agreement, the Reporting Person acquired 25,000,000 shares of common stock on June 27, 2014, and 12,500,000 shares of common stock on July 11, 2014 at a purchase price of $0.16 per share for an aggregate of $6 million from the Issuer for investment purposes. On or about August 6, 2014, the Issuer and Reporting Person agreed to exchange the $11,000,000 convertible bond for 68,750,000 shares of common stock based on an exchange rate of $0.16 per share.

As part of an understanding with the Registrant, the Reporting Person has the right to elect a person to the Issuer’s board of directors of which Dr. Dong was appointed effective as of the closing date.

Subject to the foregoing, although there is no present intention to change the Issuer’s number of authorized directors, the Reporting Person reserves the right, along with the other directors, to identify and appoint such qualified candidate(s) to the Issuer’s Board of Directors, as may be deemed appropriate now or in the future.

The Reporting Person, subject to and depending upon availability of prices it deems favorable, may purchase additional shares of common stock of the Issuer from time to time in the open market or in privately negotiated transactions with third parties. Further, while it is not the present intention of the Reporting Person to do so, it reserves the right to dispose of the shares of common stock held by it in the open market or in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

Subject to ongoing evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	The following table sets forth the aggregate number and percentage of the Issuer’s shares of common stock beneficially owned by the Reporting Person herein:

Reporting Person	Shares Beneficially Owned	Percentage
Head & Shoulders Global Investment Limited	106,250,000	17.69%*

* British Virgin Islands corporation

(b)

The following table sets forth the number of shares common stock as to which the Reporting Person has (i) the sole power to vote or direct the voting of the shares, (ii) the sole power to dispose or to direct the disposition of the shares, or (iii) shared power to vote or direct the vote or dispose or direct disposition of the shares:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting and Power of Disposition
Head & Shoulders Global Investment Limited	106,250,000	106,250,000	0

(c)	For the information describing transactions of the Reporting Person’s shares of common stock within the last sixty (60) days, see Item 4 above.
(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 30, 2014, the Reporting Person and the Issuer entered into a purchase agreement whereby the Reporting Person agreed to purchase 106,250,000 shares of common stock at $0.16 per share for an aggregate purchase price of $17,000,000. Subsequently, on June 3, 2014, the Reporting Person and Issuer amended the purchase agreement to provide that of the $17,000,000 purchase price, $11,000,000 will be in the form of a convertible bond and the remaining balance of $6,000,000 will be in the form of shares of common stock at $0.16 per share. Under the purchase agreement, the shares of common stock are subject to a three month lockup from the closing.

The $11,000,000 convertible bond is due and payable on April 29, 2015, subject to the Issuer’s option to extend the maturity date to April 29, 2017. The Reporting Person may convert the convertible bond into shares of common stock at $0.16 per share at any time after (i) six months from the issuance date; (ii) the issuance by the Issuer of 46,517,812 or more of shares of the Company’s common stock; or (iii) the Issuer declares a cash dividend. In the event of default as defined in the convertible bond, the Reporting Person may declare the entire principal amount under the convertible bond immediately due and payable. The convertible bond bears no interest.

The Reporting Person acquired 25,000,000 shares of Common Stock on June 27, 2014, and 12,500,000 shares of Common Stock on July 11, 2014 at a purchase price of $0.16 per share for an aggregate purchase price of $6,000,000. On or about August 6, 2014, the Issuer and Reporting Person agreed to exchange the $11,000,000 convertible bond for 68,750,000 shares of common stock based on an exchange rate of $0.16 per share. As a result of these transactions, the Reporting Person owns 106,250,000 shares of common stock.

In connection with the Reporting Person’s acquisition, on June 3, 2014, the Issuer appointed Dr. Dong Gang as director to be effective immediately after the close of the $11,000,000 convertible bond and purchase agreement to purchase 37,500,000 shares of common stock with the Reporting Person. Dr. Dong was appointed the Issuer’s board of directors on or around August 6, 2014. The Issuer may ask Dr. Dong to resign in the event the Issuer appoints another director designated by a future strategic investor at which time Dr. Dong will act as a board observer. Dr. Dong is the Head Strategist of Head & Shoulders Asset Management Limited. Head & Shoulders Asset Management Limited is controlled by Dr. Stanley Choi who also controls Robust Elite Limited.

Except as disclosed in Items 4 and 6, the Reporting Person has no other contracts, arrangements, understandings or relationship with respect to Securities of Issuer.

Item 7.	Materials to be Filed as Exhibits.

Purchase Agreement dated April 30, 2014 between the Issuer and Reporting Person is incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Issuer with the SEC on May 6, 2014.

Amendment dated June 3, 2014 to Purchase Agreement dated June 3, 2014 between the Issuer and Reporting Person is incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Issuer with the SEC on June 9, 2014.

Convertible Bond dated June 3, 2014, 2014 is filed herewith as an Exhibit.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Head & Shoulders Global Investment Limited
(formerly Robust Elite Limited)

Dated: April 13, 2015	/s/ Choi Chiu Fai Stanley
Choi Chiu Fai Stanley
For Unitone Group Limited as Director